OMB APPROVAL
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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                         Schedule 13D



               Under the Securities Exchange Act of 1934
                       (Amendment No. 11)





                         BIG O TIRES, INC.
                         (Name of Issuer)

                   Common Stock, par value $.10 per share
                     (Title of Class of Securities)

                              089324 20 6
                            (CUSIP Number)





                           Richard M. Russo, Esq.
                           GIBSON, DUNN & CRUTCHER
                     1801 California Street, Suite 4200
                           Denver, Colorado  80202
                               (303) 298-5700

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          November 7, 1995
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition
which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following
box [].

Check the following box if a fee is being paid with the statement
[].

                                   SEC 1746 (12-91)

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   STEVEN P. CLOWARD

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             43,990.655
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           25,110
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          2,808
PERSON         10  SHARED DISPOSITIVE POWER
WITH               57,730.655

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    98,339.655

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    2.9467%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   JOHN BRADLEY ADAMS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             19,877.5024
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           1,311
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          1,824
PERSON         10  SHARED DISPOSITIVE POWER
WITH               13,636.5024

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    37,164.5024

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    1.1181%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   RON LAUTZENHEISER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,200
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           6,566.3312
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          16,744.00
PERSON         10  SHARED DISPOSITIVE POWER
WITH               6,566.3312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,310.33

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    0.70%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DENNIS JAMES FRYER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             6,367.9306
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          15
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,636.9306

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,367.9306

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .1925%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ALLEN ERIC JONES

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             5,783.2808
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,067.2808

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,099.2808

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3350%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   KELLEY AMANDA O'REILLY

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             3,772.2658
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               682.9063

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,772.2658

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .1140%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   GREGORY L. ROQUET

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,853.1304
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               1,767.6782

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,537.1304

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .2879%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   THOMAS LEE STAKER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             7,471.571
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          300
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,152.571

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3368%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   PHILIP JOSEPH TEIGEN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,519.843
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               1,154.3372

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,193.843

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .2173%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BRUCE HARRELSON WARE

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             7,081.0814
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          400
PERSON         10  SHARED DISPOSITIVE POWER
WITH               4,917.0814

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,067.0814

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .3642%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BRADLEY RUSSELL FINDLAY

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF AND OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES

NUMBER OF       7  SOLE VOTING POWER
SHARES             237
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    426

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    .01288%

14  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

CUSIP No.  089324 20 6           Schedule 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BIG O TIRE DEALERS OF AMERICA

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                          (b)[x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
  TO ITEMS 2(d) OR 2(e)                                        [
]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   CALIFORNIA

NUMBER OF       7  SOLE VOTING POWER
SHARES             0
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          0
PERSON         10  SHARED DISPOSITIVE POWER
WITH               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    0

14  TYPE OF REPORTING PERSON*
    CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This Amendment No. 11 to the Schedule 13D filed on December
12, 1994 (the "Schedule 13D")
relates to the shares of common stock, $.10 par value per share
("Shares"), of Big O Tires,
Inc., a Nevada corporation ("Big O"), and is being filed by the following parties (collectively, the "Reporting Persons"):

          Big O Tire Dealers of America

          MEMBERS OF MANAGEMENT
          ---------------------

          John B. Adams
          Steven P. Cloward
          Dennis J. Fryer
          Allen E. Jones
          Kelly A. O'Reilly
          Gregory L. Roquet
          Thomas L. Staker
          Philip J. Teigen
          Bruce H. Ware
          Brad Findlay
          Ron Lautzenheiser

The principal executive offices of Big O are located at 11755
East Peakview Avenue, Englewood,
Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As previously reported, the Reporting Persons and the directors and officers of BOTA have acquired beneficial ownership of the BIG O Shares they currently hold through the purchase of shares in the open market with their personal assets and through the Big O Tires, Inc. Employee
Stock Ownership Plan ("ESOP"), the Big O Tires, Inc. Long Term Incentive Plan, and the Big O
Tires, Inc. Director and Employee Stock Option Plan.

     As previously reported in Amendment 10 to the Schedule 13D, the aggregate estimated amount of funds required by the Reporting Persons to purchase all of the outstanding Shares pursuant to the Agreement described in Item 4 of this Schedule 13D and to replace certain borrowing arrangements now in place at Big O is approximately $77 million. It is estimated that the great majority of these funds will be borrowed. On July 27, 1995, BOTI Acquisition Corp., a company owned by certain of the Reporting Persons, executed a commitment letter with First National Bank of Chicago ("First Chicago") relating to a loan in the aggregate principal amount of
$40,000,000. A copy of the commitment letter was attached to Amendment 10 and incorporated therein by reference. The commitment is contingent upon obtaining equity and debt financing, completion of First Chicago's due diligence, the consummation of the Agreement on terms satisfactory to First Chicago and the satisfaction of other conditions. Pursuant to the terms of the Agreement, on August 14, 1995, the Reporting Persons provided Big O with information regarding the status of their efforts to obtain financing. On August 16, 1995, Big O announced that it had reviewed such information and found the financing acceptable.

     On September 8, 1995, BOTI Holdings, Inc. ("BOTI"), a company owned by certain of the Reporting Persons and Big O Tire Dealers of America ("BOTDA") executed a commitment letter with
BancBoston Capital, Inc. ("BBC") relating to a loan in the aggregate principal amount of
$10,000,000 (the "BBC Commitment Letter"). A copy of the BBC Commitment Letter is attached hereto as EXHIBIT A and incorporated herein by this reference. The BBC Commitment Letter is contingent upon the consummation of the Agreement, preparation and execution of loan and related documents, and obtaining other financing, and satisfaction of other conditions, all on terms satisfactory to BBC. The BBC Commitment Letter also provides that BBC will receive a warrant to purchase 12% of the equity of BOTI for a nominal price.

ITEM 4.     PURPOSE OF TRANSACTION

     As previously disclosed, the Reporting Persons and the directors and officers of BOTA each acquired the Shares reported herein at various times in the past solely for the purpose of investment. Each such person retains the absolute right to vote his Shares as he individually determines.

     As disclosed in the Schedule 13D, on December 2, 1994, certain members of Big O's management and certain Big O dealers (the "Original Offerors") submitted an offer to Big O to acquire all of the outstanding Shares not owned by them for $18.50 per share in a cash merger
(the "Acquisition Proposal"). The Acquisition Proposal was subject to a number of conditions including the Original Offerors' ability to obtain the necessary financing. Although the
Acquisition Proposal expired by its terms on December 5, 1994, the Original Offerors continued to negotiate with the independent Directors of Big O with respect to an acquisition of Big O on the terms set forth in the Acquisition Proposal.

     As disclosed in Amendment No. 1 to the Schedule 13D, on February 7, 1995, the Original
Offerors determined not to continue negotiations with the Investment Committee of the Board of Directors of Big O (the "Investment Committee") in light of the difficulties they had experienced in obtaining commitments for elements of the financing necessary to consummate the acquisition and the resulting inability of the representatives of the dealers and management to reach mutual understandings on certain fundamental issues relating to the acquisition. The
Original Offerors who were members of Big O's management continued to be interested in consummating a purchase of Big O on terms mutually agreeable to the Big O franchised dealers, management, shareholders and independent Directors and separately and independently continued to pursue such a possible transaction to the extent it appeared possible that a satisfactory definitive agreement among those parties could be achieved and that financing for such a transaction could be secured. The Original Offerors who were franchised Big O dealers also remained interested in consummating a purchase of Big O on such terms and separately and independently continued their efforts to the extent they believed such a transaction remained viable.

     As disclosed in Amendment No. 2 to the Schedule 13D, on
March 2 and 3, 1995, the
representatives of the Reporting Persons met and evaluated the possibility of reopening negotiations with the Investment Committee regarding the acquisition of all of the outstanding
Shares. The Reporting Persons determined to contact the Investment Committee regarding such negotiations. The Reporting Persons believed that if an agreement was to be reached regarding such a transaction, the price per share of Shares of Big O would have to be below the price of $18.50 per share previously discussed.

     As disclosed in Amendment No. 4 to the Schedule 13D, on April 6, 1995, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.00 per share in a cash merger (the "$16
Proposal"). The $16 Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The $16 Proposal expired on April 13, 1995.

     As disclosed in Amendment No. 5 to the Schedule 13D, BOTA has continued to discuss with Mr.
Kenneth Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia at the purchase price of $16.00 per share and reimbursing Mr. Pavia for the amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the shareholder proposal submitted by Mr. Pavia to Big O on December 21, 1993, proposing that the shareholders of Big O recommend that the Board of Directors of Big O engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of Big O; provided that, the expense and cost reimbursement shall not exceed $625,000.
Such sale, if any, would be for cash, securities or some combination thereof, and would be on terms and conditions agreed upon by the parties. It was anticipated that any such acquisition would be pursuant to and contingent upon, among other things, the completion of the acquisition of Big O.

     As disclosed in Amendment No. 5 to the Schedule 13D, on May 30, 1995, certain of the
Reporting Persons mailed proxy materials regarding two precatory proposals which those Reporting
Persons intended to bring before the annual meeting of the Big O's shareholders on June 7, 1995
(the "Proxy Materials"). The Proxy Materials were sent to only ten (10) of Big O's larger shareholders (including Mr. Pavia) and no general solicitation of proxies was made by the
Reporting Persons. Because so few shareholders were to be contacted, the Reporting Persons did not anticipate that their proposals would be approved by a majority of the outstanding shares.
However, this limited inquiry was conducted in an attempt to demonstrate to the Investment
Committee that shareholder support exists for the proposals. The proposals in the Proxy
Materials relate to recommending to the Board of Directors that the Board of Directors:
(1) eliminate Big O's shareholder rights plan, and (2) commence the good faith consideration of the $16 Proposal. At that time, BOTA had been informed that Mr. Pavia supported the proposals.

     As disclosed in Amendment No. 6 to the Schedule 13D, on June 2, 1995, following extensive negotiations with the Investment Committee, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger (the "Merger Proposal"). The Merger
Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The Merger Proposal was to expire on June 7, 1995.

     As disclosed in Amendment No. 7 to the Schedule 13D, on June 7, 1995, the representatives of the Reporting Persons and Big O executed a letter agreement (the "Letter Agreement") in which
Big O accepted the Reporting Persons' offer to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger. The Letter Agreement further provided, among other things, for the reimbursement of certain expenses of the Reporting
Persons in their efforts to consummate the merger and the indemnification of the Reporting
Persons and others. The reimbursement of expenses above a certain level was contingent upon certain dealers extending the length of their franchise agreements with Big O. The Letter
Agreement was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of the shares owned by participants in Big O's ESOP, and the execution of a definitive merger agreement.

     As disclosed in Amendment No. 8 to the Schedule 13D, on July 24, 1995, BOTI Holdings, Inc., a company owned by certain of the Reporting Persons, BOTI Acquisition Corp., a wholly owned subsidiary of BOTI Holdings, Inc., and Big O entered into an Agreement and Plan of Merger (the
"Agreement"). The Agreement provides for the acquisition of all outstanding shares of common stock of Big O not owned by the Reporting Persons for $16.50 per share in a cash merger. The
Agreement is subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and the participation of holders of a minimum number of Shares held by Big O's ESOP.

     On November 7, 1995, BOTA made a proposal to Mr. Kenneth Pavia to acquire all Shares owned or controlled by Mr. Pavia, in the form of a Draft Stock Purchase Agreement, a copy of which is attached hereto as EXHIBIT B and incorporated herein by this reference. The Draft Stock
Purchase Agreement provides for the purchase by BOTDA of all Shares owned or controlled
(directly or indirectly) by Mr. Pavia at the purchase price of $16.00 per share and reimbursing
Mr. Pavia for the
amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the shareholder proposal submitted by Mr. Pavia to Big O on December 21, 1993, proposing that the shareholders of Big O recommend that the Board of Directors of Big O engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of Big O; provided that, the expense and cost reimbursement shall not exceed $625,000. These Shares would be purchased by BOTDA for a combination of cash and promissory notes, in such amounts to be negotiated.

     BOTDA currently plans to make proposals to other shareholders of the Company to acquire their shares at a price of $16.50 per share. Attached hereto as EXHIBIT C is a Form of Draft
Stock Purchase Agreement, which BOTDA plans to use in connection with the negotiation of any such purchases with such other shareholders. Any such purchase will be at a price of $16.50 per Share payable in a combination of cash and promissory notes in such amounts to be negotiated.

     Except as set forth above, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 7.     EXHIBITS

(99.1)  Exhibit A:  Commitment letter with BancBoston Capital,
Inc. executed on September 8,
1995.

(99.2)  Exhibit B:  Draft Stock Purchase Agreement.

(99.3)  Exhibit C:  Form of Draft Stock Purchase Agreement

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 8, 1995     /s/ Steven P. Cloward
                            Steven P. Cloward

Date:  November 8, 1995     /s/ John B. Adams
                            John B. Adams

Date:  November 8, 1995    /s/ Ron Lautzenheiser
                           Ron Lautzenheiser

Date:  November 8, 1995    /s/ Dennis J. Fryer
                           Dennis J. Fryer

Date:  November 8, 1995    /s/ Allen E. Jones
                           Allen E. Jones

Date:  November 8, 1995    /s/ Kelley A. O'Reilly
                           Kelley A. O'Reilly

Date:  November 8, 1995    /s/ Gregory L. Roquet
                           Gregory L. Roquet

Date:  November 8, 1995    /s/ Thomas L. Staker
                           Thomas L. Staker

Date:  November 8, 1995    /s/ Philip J. Teigen
                           Philip J. Teigen

Date:  November 8, 1995    /s/ Bruce H. Ware
                           Bruce H. Ware

Date:  November 8, 1995    /s/ Brad Findlay
                           Brad Findlay

Date:  November 8, 1995    /s/ Wes Stephenson
                           Wes Stephenson,
                           President of BOTA